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graphic of integrated circuit wafer

















































            Logo  RELIABILITY INCORPORATED
                  ANNUAL REPORT 1994


g:\ofsusers\financial\anrpt95.wp1
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                             TABLE OF CONTENTS



            SELECTED FINANCIAL INFORMATION                              I

            TO OUR SHAREHOLDERS                                        II

            CORPORATE INFORMATION                                      IV

            FORM 10-K                                                   1

            FIVE YEAR SELECTED FINANCIAL DATA                           8

            MANAGEMENT'S DISCUSSION                                     9

            CONSOLIDATED FINANCIAL STATEMENTS                         F-1

            NOTES TO CONSOLIDATED FINANCIAL                           F-7
            STATEMENTS

























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SELECTED FINANCIAL INFORMATION


- -----------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
                                             1993        1994 % Change
- -----------------------------------------------------------------------
Revenues                                   $27,022    $23,427     -13%

Net Income                                   2,369      2,645     +12

Net Income Per Share                           .56        .62     +11

Working Capital                              5,846      8,854     +52

Stockholders' Equity                         8,114     10,759     +33

Total Assets                                11,018     13,284     +21

Average Shares Outstanding                   4,243      4,243      -
- -----------------------------------------------------------------------






            REVENUES                            NET INCOME (LOSS)
            Graph                               Graph






            WORKING CAPITAL                     STOCKHOLDERS' EQUITY
            Graph                               Graph






            TOTAL ASSETS
            Graph                               See following pages
                                                   for the graphs










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REVENUES (Thousands of Dollars)

1994  |XXXXXX|XXXXXX|X                   $23,427

1993  |XXXXXX|XXXXXX|XXXX                $27,022

1992  |XXXXXX|XXXXXX|XXXXXX|X            $31,413
     $0 $10,000 $20,000 $30,000 $40,000



WORKING CAPITAL (Thousands of Dollars)

1994  |XXXXX|XXXXX|XXXXX|XXXXX|XXX       $ 8,854

1993  |XXXXX|XXXXX|XXXX                  $ 5,846

1992  |XXXXX|XX                          $ 2,413
     $0 $2,000 $4,000 $6,000 $8,000 $10,000



TOTAL ASSETS (Thousands of Dollars)

1994  |XXXXXXXX|XXXXXXXX|XXXX            $13,284

1993  |XXXXXXXX|XXXXXXXX|X               $11,018

1992  |XXXXXXXX|XXXXXXXX|XXXXXXX         $14,693
     $0       $5,000  $10,000  $15,000



NET INCOME (Loss) (Thousands of Dollars

1994             $2,645 |XXXXXXXX|XXX

1993             $2,369 |XXXXXXXX|X

1992  |     XXX|XXXXXXXX|$(2,645)
    $(4,000) $(2,000)   0      $2,000   $4,000



STOCKHOLDER'S EQUITY (Thousands of Dollars)

1994  |XXXXXXX|XXXXXXX|XXXXX            $10,759

1993  |XXXXXXX|XXXXXXX|XX               $ 8,114

1992  |XXXXXXX|XXXX                     $ 5,745

     $0    $4,000   $8,000  $12,000


                                                                        I
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TO OUR SHAREHOLDERS

1994 FINANCIAL REVIEW   1994 was another good year for both the
semiconductor industry and Reliability. We earned $2.6 million in profits on $23.4 million in revenue, as compared to $2.4 million in profits on revenue of $27.0 million in 1993. Although our fourth quarter was soft, as forecasted, the rate of new orders increased, raising our backlog by approximately $1.3 million during the fourth quarter.
    We continued to improve our balance sheet in 1994. Cash increased from $2.9 million as of December 31, 1993, to $6.0 million as of December 31, 1994. There was no debt at the end of 1994, and our working capital increased to $8.9 million. Our current ratio was 4.7 and book value was $2.53 per share. We have a strong balance sheet for a company of our size, and it should permit us to finance the programs we need to grow our revenues in 1995.
OPERATIONS REVIEW       During 1994 we continued to aggressively reduce cost
and increase productivity, which resulted in profits in all our products and services for the first time since 1988. Increased productivity in 1994 allowed us to increase profits by $276,000 on $3.6 million less of revenues. However, we did not reduce our R&D expense to achieve these results. In fact, R&D expenditures increased to over $1 million to help position us for the balance of the '90s.
    Our R&D expenditures yielded our first low-cost Intersect(tm) Burn-In Test System specifically targeted at 16, 64, and 256 Meg DRAM manufacturers. The first system is scheduled to ship in the first quarter of 1995. Development was also started on a second low cost system in the Intersect family, which will be targeted at manufacturers of large volumes of 16, 64, and 256 Meg DRAMs that are 8, 16, and 32 BITs wide. This second new system

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is scheduled to begin shipping in the second quarter of 1995.  These lower cost systems will offer our customers some of the functional test features of the high performance Intersect 30 at 30-50% of the cost.
    Development of the first Criteria(r) 18 Burn-In System with the capability to dissipate 15,000 watts of energy was completed in 1994, and shipments should begin in the first quarter of 1995. This system is specifically targeted at the new, high performance microprocessors and micrologic circuits that are sensitive to switching noise, operate at high frequencies, and require a high dissipating chamber for burn-in.
    Phase I of our new burn-in management software package was started, and we received our first order in 1994. This software will provide burn-in process control and data collection. Demand for all of these new products should be strong in 1995, and our growth will only be limited by our ability to tailor our products to the specifications of our customers and deliver them within a short window of opportunity.
    Our testing facilities had another good year. During 1994, we increased our capacity for processing high density DRAMs in both North Carolina and Singapore. This expansion meshed with our customers' increased demand for DRAM processing and led to another successful year in our service operations. Reliability would like to expand both of our test facilities by providing more functions on higher volumes to our existing customers. We are also actively looking for opportunities to provide similar services for other large volume memory and micrologic manufacturers who would benefit from a contract-captive facility operated to their specifications.
    Our DC/DC converter line was profitable for the first year since 1989 on slightly lower revenues. This is a market where prices constantly decrease, so cost reduction must continue to be a priority. Our facility


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in Costa Rica decreased its total manufacturing costs by reducing scrap and rework, increasing productivity, and reducing lead times. Our R&D investment in this area also yielded a number of new products in 1994. We introduced our first wide input range 10 watt DC/DC converter and we completed the design for a new series of wide input range, 15 watt high power density 5, 12, and 15 volt converters. These are our first products in the new wide input range 15 watt family and are offered in the smallest package available to the commercial market. During 1995, we plan to introduce a new 3.3 volt model for portable applications plus some dual and triple output converters in this product family.
    Even though the DC/DC market softened during the fourth quarter of 1994, as predicted, we continue to feel that the correct strategy is to reposition our product line away from the low cost high volume LAN market to the higher watt, higher price, lower volume DC/DC market. In 1995, we plan to continue to lower our manufacturing costs, increase our R&D expenditures, develop more new high wattage products, and reduce our time to market.
LOOKING AHEAD TO 1995   We look forward to 1995. We have taken a number of
different actions in the past two years to reduce our expenses and target our new products at key customers who are producing semiconductors for the computer and communications markets, i.e. high performance memory and micrologic devices. Although some analysts who follow the semiconductor industry are forecasting that semiconductor growth will slow from the 30% rate of 1993 and 1994 to 15% for 1995, the majority agrees that DRAMs, microprocessors and micrologic devices will all sustain much higher growth rates through the balance of the '90s. Because our strategy is focused on the memory and micrologic market, and on key customers who are leaders in these markets, we believe the company is well positioned to enjoy another


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good year in 1995. In fact, we believe that our growth in 1995 will only be limited by our ability to tailor our products to meet key customers' specifications within their defined window of opportunity. We are forecasting that the year will start slowly for Reliability, gain momentum through the year, and result in higher revenues for the year.

Larry Edwards
President and Chief Executive Officer

February 20, 1995








































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CORPORATE INFORMATION

DIRECTORS                Paul Nesrsta         INQUIRIES CONCERNING
W.L. Hampton             Vice President       THE COMPANY
Retired                                       If you have any
                         Margaret Bauer       questions concerning
Everett Hanlon           Assistant Vice       the Company's
Retired                    President          operations, recent
                                              results, historical
John R. Howard           Lane Petterson       performance or wish
Attorney                 Assistant Vice       to receive previous
                           President          annual reports, press
Thomas L. Langford                            releases or other
President,               Margaret A. Chapman  Company information
The Parsons              Assistant Secretary  please contact:
  Corporation*

A.C. Lederer, Jr.                             Investor Relations
Chairman                 LEGAL COUNSEL        Manager
Investments              Butler &             Reliability
                           Binion, L.L.P.     Incorporated
OFFICERS                 Houston, Texas       P.O. Box 218370
Larry Edwards                                 Houston, Texas 77218
President and            AUDITORS             TEL: (713) 492-0550
Chief Executive          Ernst & Young, L.L.P.FAX: (713) 492-0615
  Officer                Houston, Texas
                                              INQUIRIES CONCERNING
Max T. Langley           ANNUAL MEETING       THE COMPANY'S STOCK
Senior Vice President    Shareholders are     If you have any
Finance, Chief Finan-    cordially invited    questions concerning
cial Officer, Secretary  to attend the annual stock certificates,
and Treasurer            meeting of share-    change of address,
                         holders of Relia-    consolidation of
James M. Harwell         bility Incorporated, accounts, transfer
Vice President           to be held at the    of ownership or
                         Company's executive  other stock account
Robert W.                offices,             matters, please
  Hildenbrand, Jr.       16400 Park Row,      contact the Company's
Vice President           Houston, Texas on    stock transfer agent
                         April 26, 1995       at the following
J.E. (Jim) Johnson       at 10:00 a.m.        address:
Vice President
                                              Society National Bank
                                              C/O KeyCorp Shareholder
                                              Services, Inc.
                                              700 Louisiana St.
                                              Suite 2620
*The Parsons Corporation is a holding         Houston, Texas 77002-2729
company whose subsidiaries are engaged        TEL: (713) 546-5500
in the engineering and construction                (800) 539-6549
business.                                     FAX: (713) 546-5510





IV
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                         Reliability Incorporated
                         P.O. Box 218370
                         Houston, Texas 77218
                         (713) 492-0550

                         Reliability Incorporated
                         North Carolina Operations
                         2810 Meridian Parkway, #144
                         Durham, North Carolina 27713
                         (919) 544-6704

                         Reliability Singapore Pte Ltd.
                         5004 Ang Mo Kio Ave. 5 #04-01
                         Singapore 2056
                         65-481-9266

                         RICR de Costa Rica, S.A.
                         P.O. Box 1-3006
                         Zona Franca Metropolitana
                         Barreal, Heredia
                         Costa Rica, A.C.
                         506-293-4384































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                          Quality is Reliability
                          A Zero-Defects Company
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